SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Delta Air Lines Announce Strategic Alliance

North American Company makes investments of $ 100 million in GOL's Capital

Material Fact

São Paulo, December 7, 2011 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S & P / Fitch: BB-/BB-, Moody's: B1) (the "Company"), the largest low-cost and low-fare airline in Latin America, in compliance with CVM Instruction 358/2002 ("CVM Instruction 358"), hereby informs its shareholders and the market in general that it signed a binding agreement involving the acquisition by the U.S. company, Delta Air Lines, Inc. (NYSE: DAL) of a strategic minority interest of US$100 million of GOL´s preferred shares.

About the Investment

Delta Airlines Inc. (“Delta”)  will invest US$100 million in exchange for ADSs representing  GOL’s preferred shares through the issuance of preferred share with an issue price of R$22.0 per share. The total capital increase will be up to R$280 million (US$150 million), including the subscription rights for all GOL´s shareholders. GOL’s Board will deliberate on December 21, 2011 to resolve on the capital increase.

In the context of the investment, GOL’s controlling shareholder agreed to elect a Delta representative to the Company’s Board of Directors as long as Delta holds at least 50% of the ADSs acquired in the investment, among other conditions. Delta agreed, for a period of 12 months,  not to sell the acquired ADSs (lockup) and not to acquire any further GOL shares , including in the form of ADSs (standstill), without GOL’s consent.

Brazilian law limits the maximum number of preferred shares that can be issued by GOL to 50% of the Company’s total capital. As a result, Delta’s investment is structured as follows:

•    GOL’s controlling shareholder will sell ADSs representing GOL´s preferred shares to Delta against payment of US$100 million. At the same time, GOL’s controlling shareholder will undertake to reinvest this amount in a capital increase to be simultaneously approved by the Company; and

•    The amount of the capital increase will be up to R$280 million, equivalent to the issuance of preferred share with an issue price of R$22.0 per share given that the amount of capital increase to be subscribed by the controlling shareholder, according to its pre-emptive rights, is an amount of US$100 equivalent in dollar, less taxes and other charges incurred by the controlling shareholder in the context of the transfer of the ADSs to Delta . GOL’s controlling shareholder will use the proceeds from the sale of the ADSs to Delta to subscribe the Company’s shares issued on the capital increase.

The controlling shareholder will not receive any economic benefit from the transaction. Pre-emptive rights in regard to the capital increase will be granted to all GOL shareholder, including ADSs holders. More detailed information on the capital increase, including the issued price for the preferred shares and ADSs, the terms and mechanisms for the exercise of pre-emptive rights, and the record date will be disclosed promptly after the GOL Board of Directors’ Meeting to be held on December 21, 2011.

About the Commercial Agreements

In the context of the investment, Delta and GOL entered into a long- term commercial agreement with exclusivity provisions designed to strengthen the operational cooperation and synergies between the two companies, including:

•    an increase in the scope of the code-share agreement (flight sharing), subject to the relevant approvals, allowing Delta to use its code for more GOL flights in Brazil, the Caribbean and South America, and GOL to add its code for Delta’s flights between Brazil and the United States, and from the U.S. to other destinations, thereby increasing the number of flight options for clients of both airlines and expanding their geographical reach;

•    the optimization of connecting services in order to increase the attractiveness of the companies joint services, facilitating flight connections and cargo and passenger movement among the nearly 400 destinations in over 70 countries served by GOL and Delta;

•    The increase in passenger comfort by aligning services and benefits for members of both the SMILES and SkyMiles mileage programs;

•    joint commercial and promotional activities, encouraging both airlines’ sales forces to cooperate in Brazil, the United States and, eventually, in other countries;

•    the exploration of synergies in passenger services, maintenance, VIP lounges and logistical support;

•    the transfer of the lease of the two remaining Boeing 767 aircraft in GOL´s fleet and their spare parts to Delta.

The transaction does not envisage GOL’s adherence to a Global Alliance, and it is aligned with the Company's goal of seeking out long-term strategic partnerships and strengthening its capital structure, with a focus on creating value for its shareholders. Delta handles more than 160 million passengers per year, has a fleet of more than 700 aircraft and flies to 350 destinations in almost 70 countries spread through six continents. It is the largest airline in the world in terms of passenger-kilometers transported and has more international routes than any other U.S. airline.

The experience and knowledge of global aviation acquired by Delta in more than 81 years of operations in the most developed market in the world, combined with the growth potential of Brazilian commercial aviation, provides an opportunity for both companies to increase their return on capital employed in the coming years.

The alliance with Delta is in line with GOL´s strategy of creating international partnerships with leading global players that add value to its services through the joint accumulation/redemption of miles in the airlines’ mileage programs combined with the opportunity of long-distance flights for GOL passengers. The agreement also capitalizes GOL, strengthening its balance sheet and making it better prepared to achieve its objectives and to explore new markets and sources of revenue. GOL also expects that partnering with a global player will result in operational synergies with a strong potential for reducing operating costs, thereby reinforcing the Company’s low-cost, low-fare DNA.

There will be a conference call with a presentation on this material fact, whose details are shown below:

Conference Calls
Wednesday
December 7th , 2011
Portuguese	English
10:00 a.m. (Brazil)	10:45 a.m. (Brazil)
07:00 a.m. (US ET)	07:45 a.m. (US ET)
Phone: +55 (11) 2188-0155	Phone: +1 (412) 317-6776
Code: GOL	(other countries) or
Replay: +55 (11) 2188-0155	+1 (877) 317-6776 (USA)
Replay Code: GOL	Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Replay Code: 10007489

Participants are requested to connect 10 minutes prior to the conference call.

Speakers:

Constantino de Oliveira Junior - CEO

Leonardo Porciúncula Gomes Pereira - CFO

Edmar Prado Lopes Neto - Financial and IR Officer

Press Conference in São Paulo (TO BE UPDATE):

The Companies will hold a press conference to provide Brazilian journalists and foreign correspondents based in Sao Paulo the opportunity to interview executives from both companies about the content of this material fact:

Local: Sheraton Hotel (Paranaguá Room)

Adress:12559, Nações Unidas Avenue – Brooklin Novo| São Paulo-SP

Date: Wednesday, December 7th, 2011

Time: 12h00 (BR time)/9h00 (US time)

Journalists should confirm their participation with:

S2 Publicom Media Relations

Luciana Sgarbi

Phone.: (+5511) 3027-0284 or (+5511) 3531-4967

E-mail: luciana.sgarbi@s2publicom.com.br

Leandro Buarque

Phone.: (+5511) 3027-0277 or (+5511) 3531-4952

E-mail: leandro.buarque@s2publicom.com.br

The offer and sale of the preferred shares and ADSs referred to in this release have not been registered with the U.S. Securities and Exchange Commission, and they will not be offered or sold absent registration or an applicable exemption from the registrations requirements.

Contact

Investor Relations
Leonardo Pereira CFO
Edmar Lopes Finance and IR Officer
Gustavo Mendes Investor Relations
Ricardo Rocca Investor Relations

Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.